NO ACT

PE
2-4-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09011540

Received SEC
MAR 2 6 2009
Washington, DC 20549

March 26, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-26-09

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Re: Rite Aid Corporation
Incoming letter dated February 4, 2009

Dear Mr. Gerber:

This is in response to your letters dated February 4, 2009 and March 10, 2009 concerning the shareholder proposal submitted to Rite Aid by the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated March 4, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
1 Centre Street, Room 602
New York, NY 10007-2341

March 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rite Aid Corporation
Incoming letter dated February 4, 2009

The proposal requests that the board issue a report to shareholders on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products.

There appears to be some basis for your view that Rite Aid may exclude the proposal under rule 14a-8(i)(7), as relating to Rite Aid's ordinary business operations (i.e., sale of a particular product). Accordingly, we will not recommend enforcement action to the Commission if Rite Aid omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Rite Aid relies.

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

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March 10, 2009

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation – 2009 Annual Meeting
Supplement to Letter Dated February 4, 2009 Relating to Shareholder Proposal of the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System

Ladies and Gentlemen:

This letter is submitted on behalf of Rite Aid Corporation, a Delaware corporation (the "Company"), and supplements our letter dated February 4, 2009 (the "February 4 Letter") pursuant to which the Company requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") from the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponents"), submitted by the Office of the Comptroller of the City of New York (the "Office of the Comptroller") on the Proponents' behalf, may be properly omitted pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(5) from the proxy materials to be distributed by the Company in connection with its 2009 annual meeting of stockholders (the "2009 proxy materials").

In addition, this letter responds to the letter to the Staff by the Office of the Comptroller dated March 4, 2009 (the "Proponents' Letter").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter is being emailed to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Office of the Comptroller.

I. RESPONSE TO THE PROPONENTS' LETTER

A. The Proponents' Letter Incorrectly Argues that the Mere Presence of a Significant Social Policy Issue Precludes Exclusion as Relating to "Ordinary Business" under Rule 14a-8(i)(7).

The Proponents' Letter states that because tobacco products involve compelling public heath issues, "a Proposal for a report on a step to limit those public health dangers *cannot be omitted* from proxy materials under Rule 14a-8(i)(7)" (page 6) (emphasis added). In effect, the Proponents' Letter incorrectly argues that the mere presence of a significant social policy issue precludes the Company from relying on the ordinary business exclusion under Rule 14a-8(i)(7).

The fact that a proposal is tied to a significant social policy issue will not alone remove it from the sphere of ordinary business operations. The Staff has in numerous instances permitted exclusion of proposals in which the proposal related to a company's ordinary business operations but also involved a significant social policy issue. For example, in *General Electric Co.* (Feb. 3, 2005), the Staff permitted exclusion of a proposal relating to the elimination of jobs within the company and/or the relocation of U.S.-based jobs by the company to foreign countries pursuant to Rule 14a-8(i)(7) because it related to "management of the workforce," despite the proponent's assertion that "the thrust and focus of [the] proposal is not on an ordinary business matter, but on the significant social policy issue of outsourcing jobs." In addition, in *Union Pacific Corp.* (Feb. 21, 2007), the Staff permitted exclusion of a proposal requesting information on the company's efforts to minimize financial risk arising from a terrorist attack or other homeland security incidents. The proposal was excludable in its entirety pursuant to Rule 14a-8(i)(7) as it related to the evaluation of risk, despite the proponent's assertion that terrorism and homeland security raised significant social policy concerns. *See also Verizon Communications Inc.* (Feb. 13, 2009) (permitting exclusion of a proposal requesting a report examining the effects of the company's internet network management practices in the context of privacy and freedom of speech under Rule 14a-8(i)(7) because it related to procedures for protecting user information, despite the proponents' assertion that privacy and freedom of speech were significant public policy matters); *AT&T Inc.* (Jan. 26, 2009) (same).

Although the manufacturing and use of tobacco products may raise significant social policy issues, the Proposal is directed at the Company's ordinary business operations

– the sale of a particular product – and seeks to subject the Company's product selection decisions to shareholder oversight. Recently, in *CVS Caremark Corporation* (Mar. 3, 2009), the Staff permitted CVS to exclude a nearly identical proposal requesting a report on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products because the proposal "relat[ed] to CVS' ordinary business operations (i.e., sale of a particular product)," despite the proponents' assertion that the proposal involved a significant social policy issue. Consistent with the foregoing precedents and the precedents cited in the February 4 Letter, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company.

B. The Proponents' Letter Concedes that Retail Companies Have Been Permitted to Exclude Tobacco-Related Proposals under Rule 14a-8(i)(7).

The Proponents' Letter concedes the Staff's "position of allowing retailers to rely on rule 14a-8(i)(7) as a basis for excluding a proposal pertaining to their sale of tobacco products" (page 8). Nevertheless, the Proponents' Letter urges the Staff to reverse its long-standing position.

With respect to proposals dealing with tobacco, firearms and other products that may be deemed to raise significant policy issues, the Staff has consistently drawn a distinction between the manufacturer and the vendor of such products, taking the position that proposals regarding the selection of products for sale relate to a company's ordinary business operations and thus are excludable pursuant to Rule 14a-8(i)(7). *See e.g., CVS Caremark Corporation* (Mar. 3, 2009). As cited in the Proponents' Letter, in *American Brands, Inc.* (Feb. 22, 1990), the Staff recognized the "social and public policy issues attendant to operations involving the *manufacture* of tobacco related products" and concluded that proposals relating to the "*manufacture* of tobacco products" may not be excluded under the ordinary business exclusion (emphasis added). The Company is not involved in the manufacture of tobacco products and therefore, consistent with *American Brands, CVS Caremark* and the precedents cited in the February 4 Letter, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company.

C. The Proponents' Letter Fails to Recognize that the Proposal Implicitly Requests an Evaluation of the Risks or Liabilities Related to Sales of Tobacco Products.

The Proponents' Letter argues that because the Proposal does not use the word "risk" that the Proposal would not require the Company to make any assessment of risk related to halting the sale of tobacco products. However, the Proponents' Letter states that "the Proposal … pertain[s] to a matter that poses *significant reputational risk* to the Company" (page 10) and claims that the Company's "reputation is seriously affected" (page 10) by continuing to sell tobacco products. At its heart, the Proposal asks that the Company consider the potentially adverse effects and related risks of selling tobacco products.

In effect, the Proposal seeks a report describing the costs and benefits of continuing or discontinuing the sale of tobacco products and evaluating the potential regulatory, competitive and reputational risks of such business decisions. The absence of the word "risk" from the Proposal does not change this fact. Accordingly, because implementation of the Proposal implicitly requires an evaluation of the risks or liabilities associated with the Company's sale of tobacco products, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company.

D. The Proponent's Letter Fails to Demonstrate that Tobacco Sales Are Significantly Related to the Company's Drugstore Business.

Although the Proponents' Letter concedes that the sale of tobacco products does not meet the economic thresholds under Rule 14a-8(i)(5), the Proponents' Letter attempts to argue that the sale of tobacco products is otherwise significantly related to the Company's business. In demonstrating whether a proposal is "significantly related" to a company's business for purposes of Rule 14a-8(i)(5), the Commission has explained that where a significant relationship is not immediately apparent on the face of the proponent's submission, "the proponent could provide information that indicates that while a particular corporate policy … involves an arguably economically insignificant portion of an issuer's business, the policy may have a *significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities*." Exchange Act Release No. 34-19135 (Oct. 14, 1982) (emphasis added).

Here, the Proponents have not shown that the sale of tobacco products has a "significant impact" on the Company's retail drugstore and pharmacy services business or that the sale of tobacco products subjects the Company to "significant contingent liabilities." Instead, the Proponents' Letter mistakenly reasons that because tobacco products are associated with health risks, a ban on the sale of tobacco products is "justified and necessary," (page 9) and that "[a]s a consequence … the sale of tobacco products is significantly related to the Company's business and Rite Aid's reputation is seriously affected" (pages 9-10). This is simply a non sequitur. The fact that the Proposal may touch upon a public policy issue does not lead to the conclusion that tobacco products are "significantly related" to the Company's business.

In addition, the Proponents' Letter unsuccessfully attempts to demonstrate that a meaningful relationship exists between tobacco sales and the Company's business by asserting, without basis, that "tobacco sales, even if less than 5% of total assets, net earnings and gross sales, are responsible for bringing in a much greater percentage of the Company's retail business" (page 10). However, the Proponents' Letter fails to provide any support for this claim other than to quote individuals from other companies observing that a person who smokes may "buy a package of cigarettes and some other items" and that tobacco products can "bring people into a store to buy other things" (page 10). These statements are hardly sufficient to demonstrate that the sale of tobacco products is in fact significantly related to the Company's drugstore business.

As stated in Section II.B of the February 4 Letter, tobacco-related sales do not have a significant impact on the Company's drugstore business. Accordingly, the Proposal is excludable under Rule 14a-8(i)(5).

II. CONCLUSION

For the reasons stated above and in the February 4 Letter, the Company continues to believe that the Proposal may properly be omitted from the 2009 proxy materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(5). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2009 proxy materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

cc: Janice Silberstein
Patrick Doherty
Office of the Comptroller
The City of New York
1 Centre Street
New York, New York 10007-2341

838429-D.C. Server 2A - MSW

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

WILLIAM C. THOMPSON, JR.
COMPTROLLER

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

March 4, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 4, 2009 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Skadden, Arps, Slate Meagher & Flom LLP on behalf of Rite Aid Corporation ("Rite Aid" or the "Company"). In that letter, the Company contended that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2009 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rules 14a-8(i)(7) and 14a-8 (i)(5) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the February 4, 2009 letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2009 Proxy Materials. In light of the unprecedented and rising public concerns about the health risks from the use of tobacco, the Proposal, which calls for a report on the Company's response to pressures to halt sales of tobacco products, relates to significant social policy issues that transcend "ordinary business." Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that Rite Aid seeks.

I. THE PROPOSAL

The Proposal consists of five whereas clauses followed by a resolution. Among other things, the whereas clauses note that Rite Aid is one of the nation's largest retail pharmacy chains, with approximately 5,000 stores across 31 states; Rite Aid sells cigarettes and other tobacco products; cigarette smoking is a leading cause of illness and premature death in the

United States; a number of governmental jurisdictions in the United States and abroad have banned or are considering legislation to ban the sale of tobacco products in pharmacies; and several major prescription drug retailers have already banned sales of tobacco products in their retail outlets.

The Resolved Clause then states:

> THEREFORE, shareholders request that the Board of Directors prepare a report to be made available to shareholders by November 30, 2009, on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products. This report shall be prepared at reasonable cost and contain no proprietary or confidential information.

II. THE COMPANY'S OPPOSITION AND THE FUNDS' RESPONSE

In its letter of February 4, 2009, the Company requests that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under two provisions of SEC Rule 14a-8: Rule 14a-8(i)(7) (relates to the conduct of the Company's ordinary business operations and does not involve significant social policy issues) and Rule 14a-8(i)(5) (relates to operations which account for less than 5% of the Company's total assets, net earnings and gross sales). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that at least one of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to either of these exclusions and its request for "no-action" relief should accordingly be denied.

A. The Proposal Concerns a Significant Social Policy Issue and Focuses on Risks to the Public Health, and Thus May Not Be Omitted as Relating to "Ordinary Business" Under Rule 14a-8(i)(7).

1. The public concern over the health risks of tobacco use and exposure to secondhand smoke, already high, has increased appreciably during the last few years.

The scientific reports of the dangers of tobacco, including to those who do not smoke, continue unabated, and the resulting public and governmental efforts to limit the sale and use of tobacco have reached unprecedented levels in the past five years.

As shown below, statements from 2006 onward by those in the public health field evidence the great public interest in the issue, while legal trends show the sharp rise in limitations on tobacco use or sale.

"If you avoid smoking, you have avoided the Mount Everest of avoidable health hazards." Dr. Michael Thun, vice president of epidemiology and surveillance research for the American Cancer Society. "Lung Cancer Still the Biggest Cancer Killer, by Far," www-bio-medicine.org (12/27/08).

"Smoking is the most lethal activity in our society." Dr. James Mulshine, professor of internal medicine and associate provost for research at Rush University Medical Center in Chicago. HealthDay News (2/27/08).

"I think that 2009 has the potential to be the most historic year in making progress on tobacco at the federal level since the first surgeon general's report in 1964," said Matthew L.Meyers, the head of a nonprofit antismoking group. "Coming Down on Tobacco," New York Times (1/6/09).

In "Maximizing Our Nation's Investment in Cancer," a report released in October, 2008 by the President's Cancer Panel, the panel recommended "ending the scourge of tobacco," a known cause of at least fifteen different types of cancer, and responsible for 30% or more of all cancer deaths and 87% of deaths from lung cancer. HealthDay News (10/23/08).

In 2006, Surgeon General Richard H. Carmona addressed the hazards of secondhand smoke:

> The health effects of secondhand smoke exposure are more pervasive than we previously thought ...The scientific evidence is now indisputable: Secondhand smoke is not a mere annoyance. It is a serious health hazard that can lead to disease and premature death in children and nonsmoking adults. "U.S. Details Dangers of Secondhand Smoking," The Washington Post (6/28/06).

Adding to the growing body of evidence on the harmful effects of exposure to smoking, a Finnish study published in the American Heart Association journal, "Circulation," concluded that even small amounts of secondhand tobacco smoke can damage a child's arteries. "Study Backs up Warnings over Second Hand Smoke," Reuters (6/7/07).

Smoking increases the risk of developing colorectal cancer by about 18% and the risk of dying from the malignancy by about 25%, according to a study conducted in Italy, which was published in the *Journal of the American Medical Association.* "Smoking Ups Colon Cancer Risk," HealthDay News (12/16/08).

In response to the increased public debate and awareness of the dangers of tobacco smoke, a number of states have passed comprehensive smoking bans that cover offices, restaurants, bars, bingo halls, bowling alleys, nightclubs, and/or public transportation:

> **California** (1998); **Delaware** (2002); **New York** (2003); **Maine** (2004); **Connecticut** (2004); **Massachusetts** (2004); **Rhode Island** (2004); **Vermont** (2005); **Montana** (2005, bars and casinos go smoke-free in 2009); **Washington** (2005); **New Jersey** (2006); **Colorado** (2006); **Hawaii** (2006); **Ohio** (2006); **Arizona** (2007); **New Mexico** (2007); **New Hampshire** (2007); **Minnesota** (2007); **Illinois** (2008); **Maryland** (2008); **Pennsylvania** (2008); and **Utah** (comes into force in stages by 2009).

www.ashscotland.org. Notably, more than 2/3 of the enactments occurred very recently, *i.e.,* during the years 2005-2009.

That striking recent trend has occurred at the local level, too. The graph on the following page of this letter, from the American Nonsmokers' Rights Foundation, dramatically illustrates the huge increase from 1993-2009 in the number of local 100% smokefree laws, i.e., those that require smokefree workplaces, restaurants and bars. It should be noted that there are now 339 such local laws, and 218, or 67%, became effective just during the years 2006 through 2009. www.anrf.org.

Also demonstrating the increased public discussion and awareness of the dangers of tobacco smoke is the increase in state and local laws that restrict smoking in hotel and motel guest rooms. For example, the following states have, in the last few years, enacted legislation requiring that at least 75% of the rooms be nonsmoking: Nebraska (2009);

AMERICAN NONSMOKERS' RIGHTS FOUNDATION

Defending your right to breathe smokefree air since 1976

January 4, 2009

Local 100% Smokefree Laws in all Workplaces,* Restaurants, and Bars: Effective by Year**



345
330
315
300
285
270
255
240
225
210
195
180
165
150
135
120
105
90
75
60
45
30
15
0
New Ordinances Per Year
Cumulative Total of Ordinances - All Prior Years
1993 (2)
1994 (3)
1995 (6)
1996 (7)
1997 (9)
1998 (15)
1999 (19)
2000 (22)
2001 (32)
2002 (47)
2003 (73)
2004 (94)
2005 (121)
2006 (177)
2007 (252)
2008 (324)
2009 (339)
Total Number of Laws Effective By Year

Only municipalities with ordinances or regulations that have effective dates through 2009 and do not allow smoking in attached bars or separately ventilated rooms and do not have size exemptions are listed here.

*Includes both public and private non-hospitality workplaces, including, but not limited to, offices, factories, and warehouses

**Includes any attached bar in the restaurant.

Oregon (2009); Illinois (2008); Iowa (2008); Maryland (2008); Pennsylvania (2008); Tennessee (2007); New Mexico (2007); Colorado (2006); Hawaii (2006); New Jersey (2006); and Ohio (2006). Further, there are approximately 567 local laws restricting smoking in hotel and motel guest rooms, and significantly, approximately 298 became effective during the years 2006-2009.

Additionally, as the public has become educated on the serious risks arising from exposure to secondhand smoke, legislators are taking action to reduce exposure in vehicles. Commencing in 2006, laws barring smoking in cars in which children are passengers have been enacted in California, Louisiana, Arkansas, Maine and Puerto Rico.

The issue has received international attention as well. Recently, the World Health Organization proudly announced that the U.N. General Assembly passed a resolution that imposes "a complete ban" on indoor smoking and tobacco sales. "Tobacco is the leading preventable cause of death, killing 5.4 million people per year from lung cancer, heart disease and other diseases," according to the 2008 WHO report on the global tobacco epidemic. "WHO Welcomes Smoking Ban at UN Headquarters," World Health Organization (11/6/08).

Most recently, an antismoking law was enacted in Belmont, California that prohibits smoking in all apartment buildings. "Smoking Ban Hits Home. Truly," New York Times (1/27/09). "I think Belmont broke through this invisible barrier in the sense that it addressed drifting smoke in housing as a public health issue...They simply said that secondhand smoke is no less dangerous when it's in your bedroom than in your workplace," said Serena Chen, the regional director of policy and tobacco programs for the American Lung Association of California. *Id.*

In sum, as a result of the increased public debate over tobacco use, and increased awareness of the dangers of secondhand tobacco smoke and the risks to children, the last five years have seen a huge rise in smoking bans all across the United States.

2. The heightened public debate over tobacco use, and the resulting smoking bans, have led to both statutory and voluntary bans on tobacco sales at pharmacies.

The Proposal, in its request for a report on Rite Aid's response to "pressures to halt sales of tobacco products," reflects a rising nationwide trend for cities to ban the sale of tobacco products at pharmacies, and for retail stores with pharmacies to voluntarily halt such sales as well.

Thus, the Boston Public Health Commission has banned cigarette sales in drugstores and on college campuses. "The rules place Boston at the vanguard of the campaign to reduce cigarette smoking. They emerge a month after state disease trackers reported that a four-year-old statewide ban on smoking in restaurants and bars appeared to be responsible for a dramatic reduction in heart attack deaths." The Boston Globe (12/12/08).

Last year, San Francisco became the first city in the nation to ban the sale of tobacco products in pharmacies. "They do, if they sell cigarettes, send an implicit message that smoking is acceptable because the public views those stores as health-promoting businesses, places they go to get well," the Deputy City Attorney said. "If a doctor's office sold cigarettes, that would clearly give people the wrong idea about cigarettes." San Francisco Chronicle

(10/1/08).

The public policy behind such a ban is clear: According to Robin Corelli, Professor of Clinical Pharmacy at the UCSF School of Pharmacy, "People go to their neighborhood pharmacies to buy products to stay healthy and to get better when they are sick, not to buy products that kill ... It's unconscionable for a health-care business to promote or profit from the sale of the leading cause of preventable death in the US." "Why Cigarettes and Pharmacies Don't Mix: Prescription for Change," Americans for Nonsmokers' Rights (10/3/08).

In 2008, Wegmans Food Markets, which has in-house pharmacies, became one of the first major grocery chains to stop selling cigarettes. "It only makes sense for retailers with pharmacy operations, who are trying to promote their role in the health care business to drop cigarette sales," said Dr. Michael Cummings, chairman of Roswell Park Cancer Institute's department of health behavior. When questioned why the chain was singling out tobacco products, while continuing to sell other products that are criticized as unhealthy, a Wegmans' spokesperson said, "Wegmans believes tobacco products are different from other criticized items...We think that this is a product that stands alone." News Business Reporter (1/5/08). New York State Health Commissioner Richard F. Daines, M.D., presented Wegmans Food Markets CEO, Danny Wegman, with the first New York State Tobacco Control Leadership Award. Governor Paterson said, "Today we recognize Wegmans' vision and leadership in advancing the health of New Yorkers and its commitment to creating a more healthful environment for its customers and employees by removing cigarettes and tobacco products from all Wegmans Food Markets." www.health.state.ny (9/25/08).

The issue is of particular relevance to the Company's shareholders in light of the stark conflict between Rite Aid's "Code of Ethics" and "Mission Statement" and its sale of tobacco products. The "Code of Ethics" states, "It is essential to the Corporation to provide safe products and services that fulfill Rite Aid's responsibilities to the public, maintain a competitive position in the marketplace, and retain the confidence of our customers." (Emphasis added.) Further, as per its "Mission Statement," the Company strives, "To be a successful chain of friendly, neighborhood drugstores. Our knowledgeable, caring associates work together to provide a superior pharmacy experience, and offer everyday products and services that help our valued customers lead healthier, happier lives." (Emphasis added.) This tension was highlighted in a 1999 antismoking advertisement in the New York Times, placed by the Pharmacy Partnership, that was directed at Rite Aid's sale of tobacco products and which read, "To help a persistent cough go to aisle 8" and " To get a persistent cough go to aisle 14." The then-director of the Pharmacy Partnership pointed out that, "Alongside remedies for influenza, colds and indigestion, Rite Aid offers its customers a dangerous and addictive drug that kills, not cures." "Another Sickening Partnership: The CEO of City of Hope Profits From Causing and Curing Disease," www.prwatch.org (12/04/08); "Anti-smoking Camp Takes on Rite Aid," www.salon.com (11/10/99).

Nevertheless, ten years later, the sharp contrast between Rite Aid's commendable values and the marketing and sale of unhealthy products to its customers persists; indeed, it was the subject of recent media coverage in New York:

> The boxes of chewing tobacco displayed in the front window are right next to the huge rack of cigarettes and other tobacco products that line the front of the Chestertown Rite Aid store behind the other blue banner that advertises generic prescriptions ... While the medical profession, health industry, American Lung Association and many others are fighting to stop smoking, Rite Aid is instead promoting it, marketing tobacco products to be

socially acceptable rather than a serious health issue.

"Rite Aid's Sale of Tobacco Products Irresponsible," www.northcountrygazette.org (12/4/08).

3. A report on the Company halting the sale of tobacco relates to a critical public health issue, and does not impinge on ordinary business.

The deleterious effect of tobacco products on the health of users, their families and others, and the efforts to limit those dangers, has become over the past several years the nation's single most significant and compelling public health issue. Accordingly, under the basic principles set out in the Commission's Release and the Division's Staff Legal Bulletins, a Proposal for a report on a step to limit those public health dangers cannot be omitted from proxy materials under Rule 14a-8(i)(7).

The Commission first set out its basic guidance on such matters in Exchange Act Release No. 40018, explaining that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

Subsequent Staff Legal Bulletins have built on the 1998 Release, to make clear that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i) (7) proposals that relate to matters of substantial public interest. The July 12, 2002 *Staff Legal Bulletin 14A,* which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

More recently, *Staff Legal Bulletin 14C* (June 28, 2005) ("SLB 14C") made clear that proposals seeking reports concerning the effects of a company's actions on the environment or public health, as the Proposal explicitly does here, do not relate to "ordinary business." That Bulletin stated, in relevant part:

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

In *SLB 14C,* the Staff provided a chart to illustrate when a company may and may not exclude a proposal under Rule 14a-8(i) (7).The Proposal is closely analogous to the Exxon Mobil Corp. (March 18, 2005) proposal the Staff included in the chart to show what proposals a company may not exclude as relating to ordinary business. In Exxon, the proponents requested "a report on the potential environmental damage that would result from the company drilling for gas in protected areas . . . ." The Staff sided with the shareholders because they were primarily concerned with company matters that may affect the public as a whole. The Staff referred to the Xcel Energy Inc. (April 1, 2003) proposal as an example of when the Staff would concur with the company's view that a proposal should be excluded. In Xcel, the proponents requested, "That the Board of Directors report ... on (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide, and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)". The Proposal thus differs in critical respects from the Xcel proposal, since the Proposal does not request a report on economic risks or benefits. As in Exxon, the Proposal is focused on means to address a serious threat to the public and therefore, consistent with *SLB 14C*, it may not be excluded.

In support of its "ordinary business" position, the Company cites some older no-action letters concerning the sale of tobacco products, in which the Staff granted no action relief under Rule 14a-8(i)(7):Albertson's Inc. (March 23, 2001); Wal-Mart Stores, Inc. (March 20, 2001); Albertson's, Inc. (March 18, 1999), and Walgreen Co. (September 29, 1997). However, given the profound change in the public debate as to limitations on tobacco sale and use as a public health risk, these no-action letters, dated from 1997 -2001, are so stale as to be completely irrelevant. The Company similarly cited older no-action letters regarding the sale of tobacco and restricting youth access: CVS Corporation (March 2 1998); Rite Aid Corporation (March 5, 1997), and Wal-Mart Stores, Inc. (March 3, 1997). However, all of these no-action letters are from 1997 and 1998, and for that reason, irrelevant, too, as the result of the change in public concern.

All of the more recent no-action letters Rite Aid cites regarding the sale of particular products by a retailer are inapposite. For example, the Staff viewed proposals to end the sale of glue traps and to limit the sale of sexually explicit material as relating to an ordinary business matter. Home Depot, Inc. (January 24, 2008); Marriott Int'l, Inc. (February 13, 2004). In addition, two proposals the Company cites were concerned with the viability of a company's cage-free egg policy, and the ending of all bird sales: Wal-Mart Stores, Inc. (March 24, 2008); PetSmart, Inc. (April 14, 2006). Such proposals are readily distinguishable from one seeking a report on ending sales of the entire broad product category of tobacco products, based on a grave public health risk that cannot be minimized by the retailer selecting a different product from within that broad category.

We respectfully submit that under the guidance of the 1998 Release and SLB 14C, and in light of changed facts, it is now timely for the Staff to advise that proposals that call for reports on how a company, particularly a pharmacy, is responding to the pressures to stop the sale of tobacco products, may not be omitted under the ordinary business exception of Rule 14a-8(i)(7).

Such an outcome would be comparable to the Staff's action in American Brands, Inc. (February 22, 1990). There, the Staff reversed its previous position regarding allowing the exclusion of proposals relating to the manufacture of tobacco products:

> In the staff's view, those prior letters failed to reflect adequately the growing significance of the social and public policy issues attendant to operations involving the manufacture of tobacco related products. In the Division's view, the proposal, which would call on the Board to take actions leading to the eventual cessation of the manufacture of tobacco products, goes beyond the realm of the Company's ordinary business. Accordingly,

the Division does not believe that the Company may rely on rule 14a-8(c)(7) as a basis for omitting the proposal.

Just as the Staff in American Brands recognized the change in the manufacturing context, the Funds urge the Staff to recognize the increased public debate and media coverage of the last several years regarding tobacco as a public health hazard and reverse their prior position of allowing retailers to rely on rule 14a-8(i)(7) as a basis for excluding a proposal pertaining to their sale of tobacco products.

On the basis of the 1998 Release and the Staff Legal Bulletins, and the enormous amount of current public attention and concern over perhaps our greatest public health risk, Rite Aid's request for no-action relief under Rule 14a-8(i)(7) should be denied.

4. The Proposal does not seek an internal assessment of risks or liabilities.

As a further basis for excluding the Proposal, Rite Aid claims that the Proposal impermissibly seeks (to quote SLB 14C) "an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health..." On their face, however, the Proposal's Resolved Clause and supporting statement do not seek an internal risk evaluation, but rather, a report on the Company's response to the rising pressures to halt sales of tobacco products. Similarly, the whereas clauses do not mention risks or liabilities, but rather state that cigarette smoking is a leading cause of illness and premature death, and that a number of governmental jurisdictions and major prescription drug retailers have banned the sale of tobacco products in pharmacies. There is no reference anywhere in any part of the Proposal to any "risks or liabilities," or to an assessment of them.

Consequently, the Proposal is easily distinguishable from the proposals in the four no-action letters the Company cites, in that each of them focuses on economic or financial risks to those companies. *See* ACE Limited (March 19, 2007), noting that "... there is an intersection between climate change and corporate financial performance ... According to a 2005 report ... Climate Change and The Financial Sector: An Agenda for Action, ... these policies will alter the economics of entire industries. They will affect company share prices, both positively and negatively... essential to investors as they assess the strengths of corporate securities, ..." (Emphases added.); Pulte Homes, Inc. (March 1, 2007), noting that "The marketing frenzy swirling around the word 'green' resembles a new gold rush" and "Taking action to improve energy efficiency can result in financial and competitive advantages to the company;" (Emphases added.); Centex Corporation (May 14, 2007) ("... taking early action to reduce emissions and prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy"; (Emphasis added.); ONEOK, Inc., (February 7, 2008) "The real questions are what the pace of the [energy] transition will be and who will be the winners and losers" and "The California Public utilities Commission now expects all utilities to add a greenhouse gas cost of $ 8/ton of CO [2] in all long-term power contracts, and the Colorado Public Utilities Commission agreed that Xcel Energy should assume a $ 9 per ton cost for a new coal power plant." (Emphases added.)

In short, the Proposal does not impermissibly seek an assessment of Rite Aid's risks or liabilities from the sale of tobacco, but instead properly seeks a report on how the Company is responding to increasing pressures to end tobacco sales.

For all of the reasons set forth under subheadings 1 through 4, above, the Company should not be permitted to exclude the Proposal under Rule 14a-8(i)(7).

B. The Proposal is Relevant to the Company's Business as a Whole and May Not Be Omitted Under Rule 14a-8(i)(5).

Rite Aid may not omit the Proposal under Rule 14a-8(i)(5) simply because its tobacco sales account for less than 5% of its total assets, net earnings and gross sales. In adopting the predecessor to the (i)(5) exclusion in 1976, the Commission stated that this exclusion is not to be applied mechanically or with reference solely to an economic standard. That is because there are many instances in which the matter involved in a Proposal is significant to an issuer's business even though the significance is not apparent from an economic standpoint. Release No. 34-12999 (December 3, 1976). In situations "where the proposal has reflected social or ethical issues, rather than economic concerns, raised by the issuer's business, and the issuer conducts any such business, no matter how small, the staff has not issued a "no-action" letter with respect to the omission of the proposal..." Release No. 34-20091 (August 16, 1983).

Surprisingly, in support of its claim that the Proposal should be excluded under Rule 14a-8(i)(5), the Company cites Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554, 561 n. 16 (D.C. 1985), in which the Court held that a proposal must be excluded if it is "ethically significant in the abstract" but lacks "a meaningful relationship to the business" of the company. The proposal therein related to the procedures used to force-feed geese for production of pate in France, a type of pate that Iroquois Brands imported. The Court refused to grant no-action relief, stating that the result would, of course, be different if the company was not engaged in the business of importing pate. Quite simply, the Proposal is concerned with the sale of tobacco products and **Rite Aid sells tobacco products**. Accordingly, under Lovenheim and Staff precedent, the Proposal cannot be excluded even if, *arguendo*, tobacco sales account for less than 5% of the Company's total assets, net earnings and gross sales.

In an analogous situation, the Staff recently found that a company was unable to exclude a proposal under Rule 14a-8(i)(5). ITT Corporation (March 12, 2008). In ITT, the proponents argued that the company made no real effort to establish that the shareholder proposal for a report on foreign weapons sales is "not otherwise significantly related to the Company's business." As in the instant situation, the statements in its 10-K that the company referenced related only to an economic standard, and did not have any probative value on the question of whether the proposal was "otherwise "significantly related" to the company's business.

The No-action Letters Cited by the Company are Inapposite

The Company cites Tribune Company (January 27, 1994) and American Stores (March 25, 1994) as precedent for allowing exclusion of proposals pertaining to tobacco when tobacco sales were less than 5% of total company revenues.[1] As discussed above at pp. 2-6, the circumstances regarding the public debate and view of tobacco sale and use have changed dramatically since the 1990's. Governments, health experts and individual retailers now view the sale of tobacco products not only as causing terrible harm to health and society, but also as so troubling that bans on sale and use are justified and necessary. As a

---

[1] The additional no-action letters cited by the Company are likewise inapposite, since unlike in the instant situation, the proponents did not establish that their proposals were otherwise significantly related to the company's business. Hewlett-Packard Co. (January 7, 2003); Kmart Corp. (March 11, 1994).

consequence of all these factors, the sale of tobacco products is significantly related to the Company's business and Rite Aid's reputation is seriously affected. As in ITT, the reputational effects of those sales should preclude the Company from omitting, under Rule 14a-8(i)(5), shareholder proposals relating to those sales. *See also* Halliburton Company (March 14, 2003) (reputational effects of doing business in Iran made (i)(5) exclusion inapplicable).

Separately, the Proposal may not be excluded under Rule 14a-8(i)(5) because tobacco sales, even if less than 5% of total assets, net earnings and gross sales, are responsible for bringing in a much greater percentage of the Company's retail business. A Walgreen Company spokesman said that his company feared that the tobacco ban in Boston would have consequences beyond the sales of cigarettes. "Many times, a person who smokes will come in and buy a package of cigarettes and some other items, so we lose not only the tobacco sale, but those other items they also pick up on the same shopping trip." The Boston Globe (12/12/08). As a pharmacist and owner of several Canadian pharmacies recently said, "Tobacco products bring people into a store to buy other things – confectionary items, lottery tickets, you name it." "Group Wants Cigarettes Removed from Pharmacies," www.leaderpost.com (1/16/09). "Where a business activity has implications for company business that go beyond the current dollar amounts of that activity, the Staff has denied relief under Rule 14a-8(i)(5). *See* Consol Energy Inc. (March 23, 2007) (company's electricity generating activities, although less than 5% of revenues, were a key part of its long term future strategy).

Because the Company has failed to establish that the Proposal is "not otherwise significantly related to the company's business," it should not be permitted to exclude it under Rule 14a-8(i)(5).

III. CONCLUSION

The Proposal pertains to how a major nationwide pharmacy chain is responding to rising pressures to stop the sale of tobacco products, a matter of very significant public concern, and does not seek a report on financial or economic impacts to the Company, and so does not relate to "ordinary business." The Proposal does pertain to a matter that poses significant reputational risk to the Company. Accordingly, the Company has failed to meet the burden of showing that the Funds' Proposal may be excluded under 14a-8(i)(7) or 14a-8(i)(5).

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Marc S. Gerber, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005-2111

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MGERBER@SKADDEN.COM

February 4, 2009

<u>VIA EMAIL</u> (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: <u>Rite Aid Corporation – 2009 Annual Meeting Omission of Shareholder Proposal of the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System</u>

Ladies and Gentlemen:

This letter is submitted on behalf of Rite Aid Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponents"), submitted by the Office of the Comptroller of the City of New York (the "Office of the Comptroller") on the Proponents' behalf, for inclusion in the proxy materials to be distributed by the Company in connection with its 2009 annual meeting of stockholders (the "2009 proxy materials"). A copy of the Proposal is attached hereto as Exhibit A. For the reasons stated below, the Company intends to omit the Proposal from the 2009 proxy materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachment are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachment are being sent simultaneously to the Office of the Comptroller as notice of the Company's intent to omit the Proposal from the 2009 proxy materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. INTRODUCTION

The text of the Proposals is reprinted below as it was submitted to the Company:

> *WHEREAS, Rite Aid Corporation is one of the nation's largest retail pharmacy chains, with over 5,000 stores across 31 states, and*
>
> *WHEREAS, Rite Aid also sell cigarettes and other tobacco products, and*
>
> *WHEREAS, cigarette smoking is a leading cause of illness and premature death in the United States, and*
>
> *WHEREAS, a number of governmental jurisdictions in the US and abroad have banned sales of tobacco products in pharmacies, or are considering legislation to do so, and*
>
> *WHEREAS, several major prescription drug retailers have already banned sales of tobacco products in their retail outlets,*
>
> *THEREFORE, shareholders request that the Board of Directors prepare a report to be made available to shareholders by November 30, 2009, on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products. This report shall be prepared at reasonable cost and contain no proprietary or confidential information.*

We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposal from the 2009 proxy materials pursuant to: (i) Rule 14a-8(i)(7) because the Proposal involves matters that relate to the ordinary business operations of the Company and (ii) Rule 14a-8(i)(5) because the Proposal relates to operations of the Company which account for less than 5% of the Company's assets, earnings and sales and is not otherwise significantly related to the Company's business.

II. ANALYSIS

A. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second related to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has also stated that a proposal requesting the dissemination of a "report" may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (Oct. 26, 1999). Here, the substance of the report, "halt[ing] sales of tobacco products," falls squarely within the ordinary business exclusion under Rule 14a-8(i)(7) because the Proposal relates to the sale of a particular product and involves an internal assessment of risk.

1. The Proposal Involves Ordinary Business Matters Because It Relates to the Sale of a Particular Product.

The Company is one of the nation's leading drugstore chains with more than 4,900 stores in 31 states and the District of Columbia. The Company sells prescription drugs and a wide assortment of other merchandise or "front-end" products. In fiscal 2008, prescription drug sales accounted for 66.7% of the Company's total sales while front-end products accounted for 33.3% of the Company's total sales. The Company carries approximately 26,300 front-end products, which include over-the-counter medications, health and beauty aids, personal care items, cosmetics, household items, beverages, convenience foods, greeting cards, seasonal merchandise and numerous other everyday and convenience products, as well as photo processing.

The selection of front-end products to be sold in the Company's stores is an integral part of the Company's business. These decisions are fundamental to management's ability to control the operations of the Company. By requesting the Board to report on "halt[ing] sales of tobacco products," the Proposal seeks to have business decisions regarding product selection subject to direct shareholder oversight. Decisions regarding product selection involve operational and business issues that require the judgment of the Company's management, which has the necessary skills, knowledge and resources to make informed decisions on such matters. Accordingly, decisions as to which products the Company sells are matters that are properly within the purview of management.

The Staff has consistently taken the position that the sale or distribution of a particular product or service involves the ordinary business operations of a company. As a result, the Staff has permitted companies to exclude proposals seeking to discourage or eliminate the sale of specific products because they addressed matters related to the company's ordinary business operations under Rule 14a-8(i)(7). For example, in *Home Depot, Inc.* (Jan. 24, 2008), the Staff permitted the company to exclude a proposal requesting that the retailer "end the sale of glue traps" in the company's stores because the proposal related to "Home Depot's ordinary business operations (i.e., the sale of a particular product)." In the case of tobacco products, the Staff has similarly permitted retailers to exclude proposals seeking to discontinue the sale of tobacco and tobacco-related products because the proposals related to the company's "ordinary business operations (i.e., the sale of a particular product)." *Albertson's, Inc.* (Mar. 23, 2001); *Wal-Mart Stores, Inc.* (Mar. 20, 2001); *Walgreen Co.* (Sept. 29, 1997); *see also Albertson's Inc.* (Mar. 18, 1999) (permitting exclusion of a proposal requesting that the board take the steps necessary to ensure that the company no longer sells, advertises or promotes tobacco products, as relating to the company's ordinary business operations – "the sale of a particular product"); *CVS Corp.* (Mar. 2, 1998) (permitting exclusion of a proposal requesting that management terminate tobacco sales unless it can demonstrate that the company is able to fully implement FDA regulations restricting youth access to tobacco, as relating to the company's ordinary business operations – "the sale of a particular product"); *Rite Aid Corp.* (Mar. 5, 1997) (same); *Wal-Mart Stores, Inc.* (Mar. 3, 1997) (same).

Even where a proposal seeks a board report or policy, if the subject matter of the report or policy implicates a company's ordinary business operations, the proposal is excludable under Rule 14a-8(i)(7). For example, in *PetSmart, Inc.* (Apr. 14, 2006), the shareholder requested a report, based on the findings of the company's studies, detailing whether the company would end all bird sales. The Staff permitted the company to exclude the proposal on ordinary business grounds because the proposal related to "its ordinary business operations (i.e., sale of particular goods)." *See also Wal-Mart Stores, Inc.* (Mar. 24, 2008) (permitting exclusion of a proposal requesting a report on the viability of Wal-Mart's UK cage-free egg policy, as relating to the company's ordinary business operations – "sale of a particular product"); *Marriott Int'l, Inc.* (Feb. 13, 2004) (permitting exclusion of a proposal requesting that the company issue and enforce a policy against any of its hotels or resorts from selling or offering to sell any sexually explicit materials through pay-per-view or in its gift shops and to cancel any contracts with vendors to provide such materials, as relating to an ordinary business matter – "sale and display of a particular product and the nature, content and presentation of programming").

Although the Staff has taken the position that matters relating to tobacco products may raise significant policy issues, the Staff has permitted companies to exclude a proposal, even if the proposal touches upon a significant policy issue, when the proposal addresses ordinary business matters. *See e.g., Gannett Co., Inc.* (Mar. 18, 1993) (permitting a media company to exclude a proposal requesting a report on the company's policies and practices with respect to cigarette advertising); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (permitting a retailer to exclude a proposal requesting a report ensuring that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor).

Furthermore, with respect to proposals dealing with tobacco, firearms and other products that may be deemed to raise significant policy issues, the Staff consistently has drawn a distinction between the manufacturer and the vendor of such products, taking the position that proposals regarding the selection of products for sale relate to a company's ordinary business operations and thus are excludable pursuant to Rule 14a-8(i)(7). *Compare Wal-Mart Stores, Inc.* (Mar. 9, 2001) (permitting exclusion of a proposal requesting that the retailer stop selling handguns and handgun ammunition, as relating the company's ordinary business operations – "sale of a particular product") *with Sturm, Ruger & Co., Inc.* (Mar. 5, 2001) (not permitting exclusion of a proposal requesting that the firearm manufacturer prepare a report on company policies aimed at "stemming the incidence of gun violence in the United States"); *see also Albertson's Inc.* (Mar. 18, 1999) (permitting exclusion of a proposal requesting that the retailer stop selling tobacco products, as relating to the company's ordinary business operations – "sale of a particular product"); *Walgreen Co.* (Sept. 29, 1997) (same).

The Company is not involved in the manufacture of tobacco products and therefore, consistent with the foregoing precedent, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations, the sale of tobacco products.

2. The Proposal Involves Ordinary Business Matters Because It Relates to an Assessment of Risk.

The Proposal requests that the Board prepare a report on "how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products." In support of their Proposal, the Proponents state that "a number of governmental jurisdictions … have banned sales of tobacco products in pharmacies" and that "several major prescription drug retailers have already banned sales of tobacco products in their retail outlets." The Proposal and supporting statement suggest that the Company is potentially at risk if it fails to respond to the "regulatory, competitive and public pressures to halt sales of tobacco products." As a result, the requested report would implicitly require the Company to evaluate the effect of discontinuing the sale of tobacco products in its stores and assess the potential regulatory, competitive and reputational risks the Company might face in continuing to sell tobacco products.

With respect to similar proposals requesting an evaluation of a company's response to "rising regulatory, competitive and public pressures" to discontinue certain operations or to cease the sale of a particular product, the Staff has consistently taken the position that these proposals are excludable as involving an assessment of risk and therefore relating to the company's ordinary business operations. For example, in *ONEOK, Inc.* (Feb. 7, 2008), the Staff permitted the company to exclude a proposal requesting a report on how the company is responding to "rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's operations," because it related to the company's "ordinary business operations (i.e., evaluation of risk)." *See also Centex Corp.* (May 14, 2007) (permitting exclusion of a proposal requesting an assessment of how the Company is responding to "rising regulatory, competitive, and public pressure to address climate change," as relating to the company's ordinary business operations – "evaluation of risk"); *ACE Limited* (Mar. 19, 2007) (permitting exclusion of a proposal requesting that the board prepare a report describing its strategy with respect to climate change, including the science of climate change, public policy and legislation, as relating to the company's ordinary business operations – "evaluation of risk"); *Pulte Homes, Inc.* (Mar. 1, 2007) (permitting exclusion of a proposal requesting an assessment of the company's response to "rising regulatory, competitive, and public pressure to increase energy efficiency," as relating to the company's ordinary business operations – "evaluation of risk"). Similar to the proposals in the foregoing precedent, the Proposal here focuses on the Company's response to "rising regulatory, competitive and public pressures" to halt the sale of tobacco products and would involve an internal assessment of the risks associated with the continued sale of tobacco products.

Furthermore, Section D.2 of Staff Legal Bulletin No. 14C (June 28, 2005) provides that where a proposal and supporting statement focus on a company engaging in "an internal assessment of the risks or liabilities that the company faces as a result of its operations" that may adversely affect the environment or the public's health, the Staff will "concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." Here, the Proposal seeks to halt the sale of tobacco products and suggests that, in light of "rising regulatory, competitive and public pressures" to stop the sale of tobacco products, the failure to do so may create potential risk for the Company. Because the requested report would engage the Company in an internal assessment of this risk, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations, an evaluation of risk.

B. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(5) Because It Relates to Operations that Account for Less than 5% of the Company's Assets, Earnings and Sales, and Is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

The Proposal requests a report on the sale of tobacco products. As discussed above, the Company sells prescription drugs and a wide assortment of "front-end" products. Tobacco products constitute only a handful of the 26,300 front-end products that the Company carries. At the end of the Company's fiscal year ended March 1, 2008, the Company estimates that tobacco products accounted for less than 1% of the Company's total assets and that tobacco-related sales accounted for less than 2% of the Company's total sales. In 2008, the Company experienced a loss in net earnings and therefore, for purposes of determining the significance of tobacco-related sales as measured against the Company's gross profit, the Company estimates that tobacco-related sales accounted for less than 2% of the Company's gross profit. Accordingly, it is clear that tobacco-related sales constitute an insignificant portion of the Company's overall business.

Even if a proposal meets the financial criteria of Rule 14a-8(i)(5), a company may nevertheless be unable to rely on Rule 14a-8(i)(5) to exclude a proposal if the proposal is "otherwise significantly related to the Company's business." As the Commission has stated in Exchange Act Release No. 34-19135 (Oct. 14, 1982):

> Historically, the Commission staff has taken the position that certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business. ... For example, the proponent could provide information that indicates that while a particular corporate policy which involves an arguably economically insignificant portion of an issuer's business, the policy may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities.

Here, the sale of tobacco products does not have a significant impact on the Company's drugstore business and could not reasonably be expected to subject the Company to significant contingent liabilities. Even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract" and must have a "meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 n.16 (D.C. 1985). Although the supporting statement of the Proposal refers to health issues related to cigarette smoking and legislation seeking to ban the sale of tobacco-related products, these policy issues do not have a "meaningful relationship" to the Company's drugstore business.

The Staff has in many instances recognized that, although a proposal may have issues that are of social significance, those issues are not necessarily of concern to a company's shareholders because of the minimal impact those issues have on the company's business. For example, in *Hewlett-Packard Co.* (Jan. 7, 2003), the company received a proposal requesting that the company relocate or close its offices in Israel, divest itself of land owned in Israel and distribute a letter regarding Israel's violation of numerous U.N. resolutions and international human rights standards. The Staff permitted the company to exclude the proposal pursuant to Rule 14a-8(i)(5) and noted that "the amount of revenue, earnings, and assets attributable to [the company's] operations in Israel is less than five percent and the proposal is not otherwise significantly related to [the company's] business." In addition, in *Tribune Co.* (Jan. 27, 1994), the Staff permitted the company to exclude a proposal requesting that the company develop ethical and moral criteria relating to cigarette advertising in the company's publications because "the amount associated with the [c]ompany's revenues from cigarette advertising falls below the five percent tests under rule 14a-8(c)(5) and the proposal is not otherwise significantly related to the [c]ompany's business." *See also American Stores Co.* (Mar. 25, 1994) (sale of tobacco products by one of the nation's leading food and drug retailers was "not otherwise significantly related to" its business and proposal was excludable pursuant to Rule 14a-8(i)(5)); *Kmart Corp.* (Mar. 11, 1994) (sale of firearms in Kmart stores was "not otherwise significantly related to" its business due to diversity of the company's product mix and proposal was excludable pursuant to Rule 14a-8(i)(5)). Because the Proposal is not significantly related to the Company's drugstore business, the Proposal is excludable under Rule 14a-8(i)(5).

III. CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be omitted from the 2009 proxy materials pursuant to (i) Rule 14a-8(i)(7) and (ii) Rule 14a-8(i)(5). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2009 proxy materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

Attachment

cc: Patrick Doherty
Office of the Comptroller
The City of New York
1 Centre Street
New York, New York 10007-2341

EXHIBIT A

Proposal and Supporting Statement

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 16, 2008

RECEIVED
DEC 19 2008
LEGAL DEPARTMENT

Mr. Robert B. Sari
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

Dear Mr. Sari:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Rite Aid Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures
Rite Aid Corp. – Tobacco sales

DRUGSTORE TOBACCO SALES/ RITE AID

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Employees' Retirement System and the New York City Teachers' Retirement System

WHEREAS, Rite Aid Corporation is one of the nation's largest retail pharmacy chains, with over 5,000 stores across 31 states, and

WHEREAS, Rite Aid also sell cigarettes and other tobacco products, and

WHEREAS, cigarette smoking is a leading cause of illness and premature death in the United States, and

WHEREAS, a number of governmental jurisdictions in the US and abroad have banned sales of tobacco products in pharmacies, or are considering legislation to do so, and

WHEREAS, several major prescription drug retailers have already banned sales of tobacco products in their retail outlets,

THEREFORE, shareholders request that the Board of Directors prepare a report to be made available to shareholders by November 30, 2009, on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products. This report shall be prepared at reasonable cost and contain no proprietary or confidential information.

BNY MELLON
ASSET SERVICING

US Securities Services

December 16, 2008

To Whom It May Concern

Re: Rite Aid Corporation CUSIP#: 767754104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 14, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 21,600 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

December 16, 2008

To Whom It May Concern

Re: Rite Aid Corporation CUSIP#: 767754104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 14, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 70,568 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

December 16, 2008

To Whom It May Concern

Re: Rite Aid Corporation **CUSIP#: 767754104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 14, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund	262,390 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President